

April 14, 2011

Mr. Stephen P. Holmes
Chairman and Chief Executive Officer
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, NJ 07054

   RE: **Wyndham Worldwide Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed February 22, 2011
     File No. 1-32876

Dear Mr. Holmes:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You state on page 8 and elsewhere that you operate in the Middle East, Africa, and Latin America, regions that can be understood to include Iran, Syria, Sudan, and Cuba. We also note the information on your website that you are affiliated with the Monte Rosa Hotel & Country Club resort in Syria, and the May 2010 announcement that RCI added the Jdoudna Hotel in Syria to its international vacation exchange network. In addition, we note on page 7 that in June 2010 you acquired the Tryp hotel brand. It appears from publicly-available information that three Tryp hotels are located in Cuba. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding any contacts with the referenced countries.

  Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements since your letters to us dated June 15, 2006 and

June 26, 2006. Your response should describe any goods or services that you have purchased from, or provided into, Cuba, Iran, Sudan, and Syria, directly or indirectly, and discuss whether you have agents or employees in the referenced countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief